Ms. Linda Cvrkel Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549	80 Strand London WC2R 0RL T: +00 (0)207 010 2000 www.pearson.com

July 27, 2012

Re:	Pearson plc

Form 20-F for the Year Ended December 31, 2011

Filed March 27, 2012

File No. 001-16055

Dear Ms. Cvrkel:

Pearson PLC is in receipt of your comment letter dated July 24, 2012, relating to the above-referenced filing, and is currently in the process of preparing a response.

Pursuant to a conversation with Ms. Claire Erlanger, we are filing this EDGAR correspondence to confirm that we intend to submit a response to the comment letter no later than September 14, 2012.

Very truly yours,

/s/ Robin Freestone
Robin Freestone
Chief Financial Officer

D: +00 (0)207 010 2341

E: robin.freestone@pearson.com

REGISTERED OFFICE AT THE ABOVE ADDRESS. REGISTERED IN ENGLAND NUMBER 52723